Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Earth Robotics Inc.
6355 NW 36TH ST STE 307
VIRGINIA GARDENS, FL 33166
https://www.earthrobotics.co/

Up to $1,234,997.85 in Common Stock at $2.35
Minimum Target Amount: $14,997.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Earth Robotics Inc.
Address: 6355 NW 36TH ST STE 307, VIRGINIA GARDENS, FL 33166
State of Incorporation: DE
Date Incorporated: August 20, 2020

Terms:

Equity

Offering Minimum: $14,997.70 | 6,382 shares of Common Stock
Offering Maximum: $1,234,997.85 | 525,531 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.35
Minimum Investment Amount (per investor): $249.10

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500 + earthrobotics t-shirt

Tier 2 Perk —Invest $1,000 + t-shirt + Exclusive earthrobotics welcome kit

Tier 3 Perk — Invest $1,500+ and Receive 2% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 4 Perk — Invest $2,500+ and Receive 3% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 5 Perk — Invest $5,000+ and Receive 5% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 6 Perk — Invest $10,000+ and Receive 10% Bonus Shares + 30min one o one call with Founders + t-shirt + Exclusive earthrobotics welcome kit

Tier 7 Perk — Invest $20,000+ and Receive 15% Bonus Shares + 1hr call with the Founders + t-shirt + Exclusive earthrobotics welcome kit

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earth Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Earth Robotics, Inc. ("Earth Robotics" or the "Company") is a Florida-based company automating Food Delivery inside Residential Buildings with breakthrough, fully automated robotic technology and Off-site urban Logistics Centers (MicroHub) for parcels.

We automate the final 500 feet of the e-commerce delivery journey. Earth Robotics is like an autonomous personal valet for package and food deliveries in your condo residence.

Business Model

Monthly subscription for residents and management buildings.

Competitors and Industry

Competitors

The robot companies are focused on competing with food delivery companies like Uber Eats; the robots we see on the street are not completely autonomous, their level of autonomy is level 3, and they are operated remotely by a human. Earth Robotics is completely autonomous, it does not need a person to be handled, which says that our technology is superior.

Their model is outdoor robots, and ours is indoor robots directly in the buildings. They are focused on making food deliveries, and we are focused on delivering any package and helping the people living in the buildings to carry their things, providing security and efficiency.

We do not have a direct competitor in the market; we are one of the first in our business model. Today, people are doing that work and that's what we consider our competitors.

We add value that our competitors do not offer.

- Expense reduce

- Building value increase

- Customer attraction increase

- Labor efficiency, security, and privacy increase.

- Reduce lost package

- Low cost

- Reduce time delivery

Industry

Condo Buildings are overflowing with packages. Robot as a Service (RaaS) Market Size & Share is projected to be worth USD 44 Billion by 2028. Indoor robots in residential buildings, which is something new, is something we believe we are leaders in this niche.

https://www.marketsandmarkets.com/Market-Reports/service-robotics-market-681.html

https://www.nytimes.com/2015/08/09/realestate/the-doormans-dilemma-what-to-do-with-all-those-packages.html

https://www.globenewswire.com/news-release/2022/03/14/2402758/0/en/At-16-5-CAGR-Global-Robot-as-a-Service-RaaS-Market-Size-Share-worth-USD-44-Billion-by-2028-Service-Robotics-Industry-Trends-Forecast-Report-by-Facts-Factors.html

Current Stage and Roadmap

Current Stage

We have been developing the technology for over 2 years, we just need the money to build the robots and install them, and start generating revenue. In the short term, we are manufacturing robots to be installed and generating revenue.

Future Roadmap

Most of the funds will be spent on the manufacturing of the hardware and the robot and the installation of the first buildings. We will be focusing on the development of future products, expanding market share, and launching new products.

The Team

Officers and Directors

Name: Ismael Emacha

Ismael Emacha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, Director, CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Team management, strategic decision making, product design. Ismael does not receive compensation.

Name: Amir Emacha

Amir Emacha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, Director and COO
  Dates of Service: January, 2020 - Present
  Responsibilities: Helping with all the legal documents, financials and any extra help. Amir does not receive compensation.

Other business experience in the past three years:

- **Employer:** Ohragutang Studio
  Title: Co-Founder
  Dates of Service: May, 2019 - January, 2020
  Responsibilities: Ohrangutan Studio App is the one stop shop for content creators, it's not just about the colors. For everyone that wants to enrich their videos + photos stories. OHRANGUTANG STUDIO is the most efficient tool to achieve prIme content in seconds, we understand the need of customization, so we develop a way to modify all of our existing flavors and if that's not enough, you'll have the ability to create some of your own. Now go tell your story, and make sure you share it!

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and robotics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for

online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Earth Robotics, Inc was formed on 08/20/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Earth Robotics, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Earth Robotics, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Earth Robotics, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ismael Emacha	3,800,000	Common Stock	52.11%
Amir Emacha	3,000,000	Common Stock	41.14%

The Company's Securities

The Company has authorized Common Stock, and SAFE 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 525,531 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,288,795 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 2021

The security will convert into Preferred stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $335,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price

Material Rights

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out

Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $335,000.00
  Use of proceeds: Startup Funds
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,800,000
  Use of proceeds: Founders' shares
  Date: August 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 66,680
  Use of proceeds: Research & Development
  Date: September 01, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 46,675
  Use of proceeds: Development
  Date: February 14, 2023
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,005.00
  Number of Securities Sold: 3,850
  Use of proceeds: Marketing
  Date: February 16, 2023
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 13,340
  Use of proceeds: Development
  Date: May 10, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

In fiscal year 2022, Earth Robotics Inc. ("the Company") earned a total revenue of $362,405. This is significant because it was the first year that the Company generated any revenue at all, indicating a major milestone for the business. During this year, the Company developed a technological product for a specific client, which helped in generating this revenue. This development work was done alongside the Company's main development efforts.

Cost of sales

In the year 2022, the Company incurred a cost of sales of $120,000. This cost of sales can be specifically attributed to the cost of goods sold (COGS) related to hardware parts. COGS refers to the direct costs associated with producing or acquiring goods that a company sells.

Gross margins

In the year 2022, the Company achieved a gross margin of $242,405 from their total sales. Gross margin is the difference between the revenue generated by a company and the cost of goods sold. This means that after accounting for the cost of producing and acquiring its goods, the Company was left with a gross profit of $242,405 from its sales revenue. This gross margin is an important metric for understanding the profitability of the Company's business operations.

By achieving this gross margin, the Company has increased its capability to reach important milestones in terms of technological development.

Expenses

In the year 2022, the Company incurred expenses of $235,775, which is significantly less than the expenses incurred in the previous year of 2021, which totaled to $613,987. This reduction in expenses can be attributed to the Company finalizing its product development and preparing its go-to-market strategy, which enables the Company to begin generating profits.

When a company is in the product development stage, it often incurs higher expenses due to research and development costs, hiring of additional staff, and other costs associated with bringing a new product to market. However, as the product development reaches its final stages and a company prepares to launch, it can begin to reduce its expenses in certain areas, such as research and development, while focusing more on sales and marketing efforts.

Historical results and cash flows
This statement explains that the Company is currently focused on the research and development of its main technology, which is planned to be introduced as a product in 2023. However, in 2022 the Company generated a new revenue stream through a separate product that brought in over $362,000 in cash. The Company believes that this product has the potential to generate up to $2 million for the Company in the future.
Despite this positive development, the statement also suggests that historical cash flows may not be a reliable indicator of future revenue and cash flows. This is because the Company was primarily focused on research and development in the past, and the introduction of new products such as robots and microhubs could significantly impact future revenue and cash flow.
In essence, the Company is in a period of transition, moving from a research and development phase to a product launch phase. As such, it's difficult to accurately predict future revenue and cash flows based solely on past performance, as the Company's product mix and focus may change significantly in the future. The positive cash flow from the new product in 2022 is a promising development, but it remains to be seen how this will impact the Company's future performance.
Past cash was primarily generated through equity investments from founders, friends, and families. Our goal is to achieve our next investment round to introduce the Company to a new business model where the Company can generate further revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of cash on hand of $55,000.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support They are important since the Company has finished the product development and will use this means of raising capital to get out into the market, in which. We already have customers willing to pay and thus make the Company profitable.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of 30k for expenses related to describe categories and amounts (i.e., salaries; inventory; R&D).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 13 months. This is based on a current monthly burn rate of $85k for expenses related to R&D (Expense: $155,000.00); G&A (Expense: $783,000.00; and S&M (Expense: $202,000.00).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company In 2022 has developed in parallel with the main development, for a unique client a technological product that generated a revenue of 350k. We believe this technology to generate up to 2 million dollars in revenue at the end of 2023.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Friendots LLC
  Names of 20% owners: A company fully owned by one of the major shareholders of Earth Robotics
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: During 2022, the related parties Friendots LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $48,000.
  Material Terms: During 2022, the related parties Friendots LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $48,000.

- **Name of Entity:** Fix Computer LLC
  Names of 20% owners: A company fully owned by one of the major shareholders

of Earth Robotics
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During 2022, the related parties Fix Computer LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $30,800.
Material Terms: During 2022, the related parties Fix Computer LLC (a company fully owned by one of the major shareholders of Earth Robotics) performed software services for Earth Robotics in the amount of $30,800.

Valuation

Pre-Money Valuation: $17,128,668.25

Valuation Details:

Our Pre-Money Valuation is Mainly based on, but not limited to, four key components:

Industry Landscape, Market, & Earth Robotics

Robot indoor delivery as a service represents a $1.2 billion market opportunity (Source | Source). According to our research, we are the first company to automate the last 500 feet of delivery. While other companies have partially autonomous (L3) delivery robots, ours does not require a person to be automated (L5).

https://www.prnewswire.co.uk/news-releases/indoor-robots-market-to-grow-at-a-surprising-growth-of-usd-100-37-billion-with-excellent-cagr-of-25-50-by-2029--growth-factors-segmentation-size-share-trends-and-opportunity-assessment-301673987.html

https://www.databridgemarketresearch.com/reports/global-indoor-robots-market

There is a growing demand for residential delivery solutions with e-commerce sales projected to reach over $7 trillion by 2025 (Source). The problem of overflowing packages and lost deliveries in residential buildings is only going to get worse. Our solution offers a cost-effective and efficient solution to this problem, providing residents with the best alternative for their deliveries and reducing the burden on building management.

https://www.insiderintelligence.com/insights/worldwide-ecommerce-sales-to-top-7-trillion/

The market for Earth Robotics is growing and building managers are eager for a solution to the package delivery problem.

The key differences with Earth Robotics:

- Specializes in last-mile package delivery inside the buildings and in urban areas using robotics technology and our MicroHub.

- Our technology is in-house built.

- Our MicroHub is an urban logistic center that receives packages from all carriers and them delivers directly to residents, providing an efficient and streamlined delivery process

- Emphasizes security and privacy in package delivery and personalizes customer service for delivery tracking and satisfying customer needs.

- Affordable prices compared to other delivery services in the market

- Develops its own in-house level 5 autonomous technology, which sets it apart from other companies that may not have the same level of technology or expertise

Value of IP & Assets

Earth Robotics has a patent plan which includes an analysis, development, review, and introduction of the initial portfolio of patents and trade secrets by Earth Robotics Inc.

Currently, our portfolio includes our patent filed with the USPTO (application #17/864,350, issued 01/19/2023), proprietary source code, and trade secrets. With capital funding to cover further development costs and future filings, we plan to obtain additional IP protections covering our product's Motion, Navigation, Power, and Wireless Communication Systems, as well as for our User App and Cloud infrastructure.

Success of Management

Developing software applications, as well as hardware for companies that hire us for past outside projects, has allowed us to generate our own income that contributes to maintaining the operation and financing of the Company in the last year.

We plan to create a complete App for our users to allow them to schedule packages and delivery time frames all in one MicroHub, a logistics app that will control the robotic system. This backend system which we have a robust team to manage the logistic app. Our team members have deep industry qualifications, which include mechanical engineering experience for creating a robot structure, 4 wheel drive system, & an automatic roller door.

Current Traction & Future Roadmap

Given the opportunity for the business model and the need for the service offered, our product can easily fit the market, and all the operational, technical, and economic phases of the project as well.

Conclusion

Based on its evaluation of the above, the Company believes its pre-money valuation of $17,128,668.25 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $335,000.00 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,997.85, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  13.0%
  We will use 13.45% of the funds raised for market and customer research, new product development and market testing.
- *Inventory*
  26.0%
  We will use 26% of the funds raised to open 1 central receiver to handle up to 6000 units (avg of 20 buildings) for the Company's first location and one building with robot to handle the expected package in preparation of the expansion of the company having into our forecast more than 5 central receiver in the next

months of operations.

- *Company Employment*
  43.0%
  We will use 43% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  12.5%
  We will use 18.04% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.earthrobotics.co/ (test).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/earthrobotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Earth Robotics is not live or open to the public at this moment.

INVEST IN EARTH ROBOTICS TODAY!

Automating Deliveries in Residential Buildings with Fully Automated Indoor Robots and MicroHubs

Earth Robotics is a pre-revenue company automating Food Delivery inside Residential Buildings with breakthrough, fully automated robotic technology and the Off-site urban ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Say hello
To Lu our autonomous service robot for residential buildings.
*The image shown above is a pre-market prototype.

$0.00 Raised

REASONS TO INVEST

- We have already successfully tested our pilot robotic system, with a signed contract for another building and signed LOIs (Letters of Intent) for 20 more.*
- According to our research, we are the only ones with the intellectual property, patents, and proprietary hardware to provide truly autonomous delivery to the $1.2 billion robotic delivery market.**
- Our team has nearly two decades of combined experience in the technology and robotics industry, with multiple previous companies sold for millions of dollars.

**Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.*

**Information from PR Newswire & Data Bridge Market Research (Source | Source)

Invest Now
$2.35 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$249.10	$17.13M

THE PITCH

Our robot system provides a 100% autonomous solution to last-mile package delivery inside of condo buildings. The delivery person simply delivers the package directly to the robot, and then our robot transports the package directly to the correct user's door. For purchases from Amazon or similar companies, we use the MicroHubs to hold packages until the person decides when they want them delivered. We have completed the development of our patented technology. With signed LOIs for 20 buildings already in place, we are ready to bring efficiency and automation to the delivery market.

**Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.*

OVERVIEW

Fully Automating the Last 500 Feet of Delivery


earthrobotics
Lu
Delivery food inside of
your residential builings
Food delivery solution
MicroHub
Off-site package
management for residential
buildings
Packages delivery solution
Live Different
Earth Robotics has designed an autonomus personal
valet for packages and food deliveries in your condo

**The above is a rendering of a future product that is not yet available on the market.*

At Earth Robotics, we believe autonomous mobility technology can dramatically improve city living. We are reducing overflow packages, employee frustration, and resident dissatisfaction for condo buildings with a fully automated robotic system for the last 500 feet of deliveries. We have spent the past two years perfecting our patented technology. With the success of our recent test pilot, we are ready to raise funds to develop our go-to-market strategy.


01:41

**The above is a rendering of a future product that is not yet available on the market.*

THE PROBLEM & OUR SOLUTION

Harnessing Robotics for More Efficient, Economical Deliveries

Condo buildings are overwhelmed with an average 300+ daily package deliveries and 120+ daily food deliveries. Their systems still rely on manual package processing, leading to lost deliveries, cold food, package overflow, overworked employees, unhappy residents, and high costs.


Getting Packages in My Building Is Chaotic.


200+ daily package deliveries


120+ daily food deliveries


25 min delay in food delivery


Lost or delayed packages

Our robotic delivery system and Microhubs (nearby local logistics delivery centers) fully automate both shipping packages and food deliveries, reducing expenses, lost packages, and overflow for buildings. Our robots have an exceptional human interface, even communicating through emojis to build friendly relationships with users. We plan to generate monthly revenue through a robot as a service (RaaS) subscription model.

Our Solution



The first indoor robot in your building.

Built to work in any **building** to delivery any **package**.

**The above is a prototype being tested in our customer's building. Shown above is a pre-market prototype that is not currently available on the market.*

Food, drinks, or any expected delivery

Lu will bring it to you.

**The product shown is a pre-market prototype.*


MicroHub
Off-site package management for residential buildings


1
2
3

1. Building residents order online
2. We receive in our MicroHub
3. We deliver directly to residents

The Convenient, Reliable, and Cost-Effective Solution for Residential Deliveries


Next to you
Our MicroHub is located around to the residential buildings
MicroHub
(Less than a 1mi²)
Your Home
MicroHub

Residents can easily pick up their deliveries without having to travel far, and this reduces the risk of lost or damaged packages.


All-in-One Solution
Reduce the risk of package loss or damage.
Increase the flexibility of your shipping options.
Pick up their packages at a convenient time
Reduce shipping times and costs
Improve building security
Improve the resident experience.
Reduce the carbon footprint

THE MARKET & OUR TRACTION

Proven, Patented Technology in a Major Untapped Market

Robot indoor delivery as a service represents a $1.2 billion market opportunity (Source | Source). According to our research, we are the first company to automate the last 500 feet of delivery. While other companies have partially autonomous (L3) delivery robots, ours does not require a person to be automated (L5).

Business Model B2B/B2C

This is a business model example


Residential buildings
Miami Midtown
Target buildings
19
Total units
6,421
MicroHub
322
317
317
300
261
119
300
164
330
309
719
397
474
398
440
447
440
195
172

Service	Buildings\Units	Building monthly fee	Unit monthly fee	Total monthly
Robots	04 Buildings	$7,500.00	———	$30,000.00
MicroHub	6,421 Units	———	$25.00	$160,525.00

Total monthly revenue per area $190,525.00

Yearly $2,286,300.00

Note : If we complete the 19 buildings with robot the annual revenue per area would be $3,636,300.00

**The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.*

There is a growing demand for residential delivery solutions with e-commerce sales projected to reach over $7 trillion by 2025 (Source). The problem of overflowing packages and lost deliveries in residential buildings is only going to get worse. Our solution offers a cost-effective and efficient solution to this problem, providing residents the best alternative for their deliveries and reducing the burden on building management.

The market for Earth Robotics is growing and building management eager for a solution to the package delivery problem.

Be part of Earth Robotics and tap into a growing demand for residential delivery solutions.

The Vast Potential Market for Microhub and Robots for Residential Buildings



According to our reseach
we are the
first company
to automate
deliveries inside
buildings.

**The product shown is a pre-market prototype.*

We have completed and patented technology for our entire robotic ecosystem, including the robot, kiosk, residents app, communication, elevator control system, cloud platform, and central receiver. We recently launched a successful pilot residential building, and now we have one additional contract in place and signed LOIs for 20 more buildings.

**Please note that LOIs are not an official offer, are non-binding, and that all details would need to be negotiated and executed through a formal Purchase (or other) Agreement.*

Patented 4-wheel steering in any direction.







The above is a computer-generated demo version of a future product. The product is not yet available on the market.



The above is a prototype being tested in our customer's building. Shown above is a pre-market prototype that is not currently available on the market.

WHY INVEST

Automating the Future of Package Delivery

Earth Robotics is a technology-driven company.

Their expertise in autonomous robotics is reflected in their product line's development, which includes fully autonomous indoor robots and semi-autonomous logistic centers like Microhub.

Autonomous technology not only improves the efficiency and reliability of its products but also positions Earth Robotics as a leader in the residential buildings solution market. With a focus on developing cutting-edge technology in-house, Earth Robotics is well-positioned to meet the market's evolving needs and provide innovative solutions for its customers.

Growing market demand

The demand for efficient and reliable delivery solutions is rapidly expanding, and the market for residential building management services is also expanding, providing a broad market for Microhub's and robots innovative solution.

Cost-effective solution win

Robots and Microhub offers a cost-effective alternative to the traditional delivery process, making it an attractive option for shipping companies and residential building managers

Traction

With a successful pilot program and signed LOIs for 20 new buildings, we are ready to use this launch to develop a robust, effective go-to-market strategy.

Experienced team

Our team has more than 10 years of experience in software and robotics, and our products are proof of it, both Lu (robot) and the micrhubs use the highest technology, and everything is created in-house.

Already patented

A patent can generate millions, even billions, for earth robotics , whether it's through licensing or dominating the market.

Cost, Problem and Market	Before	Today	Next 24 months
Robot cost	$45k	$10k	$8k
Autonomus	Level 3	Level 5	Level 5
Packages per building daily	50	300	500
E-Commerce Growth	12%	25%	32% - 36%

We envision a new standard for vertical living powered by efficient, fully automated robotic ecosystems. We believe we have created an exceptional robot-human interface that will please residents while creating a major logistical solution for building management.





HOTEL

**The above is a prototype being tested in our customer's building. Shown above is a pre-market prototype that is not currently available on the market.*

> We believe that **our autonomous mobility technology can fundamentally improve city living**, providing mobility solutions for people.
>
> Ismeal Emacha
> Co-founder I CEO

Now is the opportunity to join us and invest in the future, not only for the delivery service, but also in the technology that will improve the way we live.

Invest in Earth Robotics today.

ABOUT

HEADQUARTERS	VALUATION
6355 NW 36TH ST STE 307 VIRGINIA GARDENS, FL 33166	**$17.13M**

Earth Robotics is a pre-revenue company automating Food Delivery inside Residential Buildings with breakthrough, fully automated robotic technology and the Off-site urban Logistics Centers (MicroHub) for parcels. Our patented robotic system is complete, and we successfully launched our first pilot robot.

TEAM



Ismael Emacha
Board Member, Director, CEO

Ismael is the CEO of Earth Robotics, where he works 70 hours a week. He has over 15 years of experience managing highly efficient teams and strategic decisions, 8 years in Industrial and Interface Design, 4 years of experience in robotics concept engineering, and 10 years of experience in Software Development methodologies. Emacha has a proven track record of success in developing and commercializing innovative products, with over 10 successful products under his belt. His prior company was also sold for millions, showcasing his business acumen and entrepreneurial spirit. This experience, combined with his passion for robotics and technology, has led him to found Earth Robotics, a company poised for success in the fast-growing robotics industry.



Amir Emacha
Board Member, Director and COO

With over 10 years of experience in sales and personal management, I have founded and led multiple successful companies, including Bemart Store, The Nerds Co, and Ohrangutang Studio. In 2015, my brother and I developed the Bemart Phone, which produced and sold over 200,000 units in Latin America, generating $23 million in sales in just one year. In 2017, I sold Bemart to a private company in the industry.

In 2016, I ventured into software development with The Nerds Co and successfully positioned the company as a leading software company in South Florida. These projects have equipped me with the knowledge and tools to manage Earth Robotics' business operations.

As COO of Earth Robotics, I am committed to driving growth and profitability through strategic planning, efficient operations, and strong team leadership. I work full-time, dedicating more than 60 hours weekly to ensuring that the company meets its goals and exceeds expectations.



Mirja Nissen
Logistic and e-Commerce Advisor

Mirja Nissen is a seasoned professional in the transport and logistics industry with 25 years of experience. She started her career at Lufthansa German Airlines and held various management positions in Chicago's Cargo division and Miami's regional sales office. She later worked in freight forwarding, managing trade lanes and business development. She spent 5 years at DHL eCommerce in charge of cross-border lane development and customs clearance. As the Managing Director of eCommerce at WCA Ltd, she developed the company's eCommerce network. As the Director of eCommerce Solutions for IBC Inc, she oversaw the development of logistics solutions for US shippers. Mirja holds an MBA from HULT International Business School and a master's degree in International Logistics & Supply Chain Strategy from Georgia Institute of Technology.

Mirja Nissen works 10 hours per week on Earth Robotics



Charles Riggle
Innovation/Robotics Advisor

Over 20 Year experience in business strategist and tech marketer who positions companies as industry leaders.

Named business owner of $100M Expedience (following acquisition of NextNet) broadband wireless access platform. Responsible for marketing, sales, product management and business development

Responsible for building the WiMAX and LTE in Motorola

Technical expertise is centered around digital transformation, wireless communications systems, cloud, machine learning, analytics and the products and software applications that use them

Charles Riggle works 10 hours per week on Earth Robotics



Julio Zaguini
Marketing/Robotics Advisor

With a degree in business administration, a post-graduation in international relations and an MBA degree, Julio started working in marketing at Quaker Oats Co. in the early 1990s. Between 2004 and 2008, he was the marketing director for Carrefour in Brazil. In 2008, he moved to Google Brazil to take over the leadership of its retail business unit. In this role, he and his team fostered the most relevant digital initiatives in the country during the period. In 2011, Zaguini took the lead of Google's commercial operation for advertising agencies in Latin America. evangelist at Google's Silicon Valley headquarters, since July 2017 he has been dedicated to supporting the building of new technology businesses in the Americas.

Among other projects, he is investor and #1 executive of the Brazilian operation of Botmaker, a successful platform for conversational robots adopted by clients in more than 35 countries.

Julio Zaguini works 10 hours per week on Earth Robotics

Victoria Guerrero
Business Advisor

Over 25 years of experience leading, managing and transforming both private sector corporations and public sector entities. Her transformational leadership, business management skills and ability to change business cultures while leading its growth initiatives has allotted her the opportunity to positively impact businesses and communities alike.

Led one of the highest job creation districts in the nation for the Small Business Administration while strengthening the state's small business communities

Developed and led strategic cross functional teams for global fortune 500 companies while championing their growth and organizational development strategies

Featured as one of 50 Mujeres Poderosas (Powerful Women) in Diario Las Americas' 68th Anniversary Magazine

Victoria Guerrero works 10 hours per week on Earth Robotics

Bruno Quatrini
Capital Analyst/Advisor

Over 8 Years experience in Capital Analyst and geared toward reducing systemic company-wide risk.

Bruno is a Capital Q® Founder and Executive Vice President & Senior Investment Analyst who brings his distinctive quantitative analytical skills to Capital Q Ventures, where he manages the embedded Tri-Party Venture Fund® analyst teams, assisting our Venture Partners Sponsors. Immediately prior to joining Capital Q, Bruno was an Analyst with FS Investments (formerly Franklin Square Capital Partners) one of the leading asset management firms providing access to alternative investments and a key source of income and growth capital returns for institutional investors.

DeMeakey Williams
Business Advisor

Over 10 Year experience in expanding key markets and developing winning business strategies into areas of aerospace technology, safety, security, and defense systems. As a business-to-business (B2B) results-driven leader, advisor and a Master of Strategic relationship building, global revenue generation, organizational development, cultivating strategic vision, and developing talent that drives multimillion-dollar growth in diverse markets.

DeMeakey Williams works 10 hours per week on Earth Robotics.

Ezequiel Zamora
Planning Process Advisor

Over 15 Year experience in planning process and maintain robust short and medium term forecasts for a particular line of the commercial client business.

Senior Advisor, Demand Planning at Dell Technologies,Strategy, Operations & Marketing Executive with a demonstrated history of working in the security and technology industries. Skilled in Negotiation, Business Planning, Marketing Strategy, Analytical Skills, Financial Modeling, and Sales. He is considered a strong development professional with a focus on Marketing and Strategy.

TERMS

Earth Robotics

Overview

PRICE PER SHARE
$2.35

VALUATION
$17.13M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.10

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.85

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
6,382

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
525,531

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Earth Robotics Inc.**
Corporate Address :	**6355 NW 36TH ST STE 307, VIRGINIA GARDENS, FL 33166**
Offering Minimum :	**$14,997.7**
Offering Maximum :	**$1,234,997.85**
Minimum Investment Amount (per investor) :	**$249.10**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**4,255**
Maximum Number of Shares Offered :	**525,531**
Price per Share :	**$2.35**
Pre-Money Valuation :	**$17,128,668.25**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500 + earthrobotics t-shirt

Tier 2 Perk —Invest $1,000 + t-shirt + Exclusive earthrobotics welcome kit

Tier 3 Perk — Invest $1,500+ and Receive 2% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 4 Perk — Invest $2,500+ and Receive 3% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 5 Perk — Invest $5,000+ and Receive 5% Bonus Shares + t-shirt + Exclusive earthrobotics welcome kit

Tier 6 Perk — Invest $10,000+ and Receive 10% Bonus Shares + 30min one o one call with Founders + t-shirt + Exclusive earthrobotics welcome kit

Tier 7 Perk — Invest $20,000+ and Receive 15% Bonus Shares + 1hr call with the Founders + t-shirt + Exclusive earthrobotics welcome kit

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Earth Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

PRESS

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Smart "final meters" are the last piece in the autonomous delivery puzzle.

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Engineering An Autonomous Robot Startup with 3D Printing: Earth Robotics is a startup developing the next generation of delivery robots coming to a residential building or office near you.

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SIEMENS

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A Peek Into the Future of Package Delivery with Earth Robotics

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

E-commerce ballooned by 50% to 870 billion dollars from 2019 to 2022, a boom that's created a massive problem for more than 17,000 upscale urban buildings around the country.

Buildings from New York to Los Angeles are now drowning in as many as 300 packages and 120 food deliveries every single day.

It's been a logistical nightmare for building owners and tenants that's snowballed into lost or stolen packages, overworked staff, and unhappy residents

Earth Robotics is solving this problem with Lu—an indoor delivery robot that automates the final 500 feet of a delivery journey for 95% of packages, freeing up a building's limited manpower to focus on real issues like repairs and security.

Here's how it works:

In two simple steps, delivery drivers notify tenants that their package has arrived using our app, and tenants can confirm they're available or reschedule. Then, Lu takes the package from there, navigating the building to deliver it directly to the tenant.

Automating this simple 5-minute journey, repeated hundreds of times over the course of the day, frees up building staff to focus on residents and manage high-priority building needs. Luxury high-rise HOAs can offer a sleek new amenity that increases rent revenue, and tenants receive on-demand deliveries that reduce theft of important packages.

We make money through a subscription fee of $3500/month payment to the building HOAs plus $15 per unit, in addition to installation and initiation fees. For example, a building with 300 units will generate $8,000/month, while a building with 400 will generate $9,500.

Lu is just the tip of a patented robotic ecosystem that works with kiosks, network communication, elevator controls, and a secure cloud platform.

We have our sights set on expanding this even further in the 1.2 billion dollars robotic indoor delivery market to automate building security, janitorial, and guest access services.

Our first pilot program in Miami is already proving what's possible, earning the spotlight with Mayor Francis Suarez on Cafecito Talk. To date, we've signed customer LOIs representing 20 buildings and secured a contract with one of the largest property management companies in the US.

We plan to complete fully-operational building installations for 5 out of those 20 properties and jumpstart our production to meet the demand.

The way we see it, one small step for the delivery man can be one giant leap for Earth Robotics.

Own a stake in the company that's bringing robotic innovation to your front door. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Earth Robotics Inc.

[See attached]

EARTH ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Earth Robotics, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Earth Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 15, 2023
Los Angeles, California

EARTH ROBOTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	27,613	$	3,807
Total Current Assets		**27,613**		**3,807**
Property and Equipment, net		166,914		127,510
Right-of-Use Asset (ROUA)		127,492		-
Intangible Assets		81,786		40,169
Total Assets	**$**	**403,805**	**$**	**171,486**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Lease Liability		21,737		-
Total Current Liabilities		**21,737**		**-**
Simple Agreement for Future Equity (SAFEs)		362,917		335,000
Non-Current Lease Liability		105,756		-
Total Liabilities		**490,409**		**335,000**
STOCKHOLDERS EQUITY				
Common Stock		362		100
Additional Paid in Capital		707,197		601,490
Retained Earnings/(Accumulated Deficit)		(794,163)		(765,105)
Total Stockholders' Equity		**(86,604)**		**(163,514)**
Total Liabilities and Stockholders' Equity	**$**	**403,805**	**$**	**171,486**

See accompanying notes to financial statements.

EARTH ROBOTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 362,405	$ -
Cost of Goods Sold	120,000	-
Gross profit	242,405	-
Operating expenses		
General and Administrative	215,005	171,323
Research and Development	18,000	412,151
Sales and Marketing	2,771	30,512
Total operating expenses	235,775	613,987
Operating Income/(Loss)	6,630	(613,987)
Interest Expense	7,771	-
Other Loss/(Income)	27,917	-
Income/(Loss) before provision for income taxes	(29,058)	(613,987)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (29,058)**	**$ (613,987)**

See accompanying notes to financial statements.

EARTH ROBOTICS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	**100,000**	**$ 100**	**$ 187,628**	**$ (151,118)**	**$ 36,610**
Capital Contribution			413,862		413,862
Net income/(loss)				$ (613,987)	(613,987)
Balance—December 31, 2021	**100,000**	**100**	**601,490**	**$ (765,105)**	**$ (163,514)**
Issuance of Stock	262,106	262	105,707		105,969
Net income/(loss)				(29,058)	(29,058)
Balance—December 31, 2022	**362,106**	**$ 362**	**$ 707,197**	**$ (794,163)**	**$ (86,604)**

See accompanying notes to financial statements.

EARTH ROBOTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(29,058)	$	(613,987)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		52,318		33,974
Amortization of Intangibles		9,613		4,490
Change in Fair Value of SAFEs		27,917		
Net cash provided/(used) by operating activities		**60,789**		**(575,523)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(91,722)		(127,945)
Purchases of Intangible Assets		(51,230)		(42,472)
Net cash provided/(used) in investing activities		**(142,952)**		**(170,418)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		105,969		413,862
Borrowing on SAFEs		-		335,000
Net cash provided/(used) by financing activities		**105,969**		**748,862**
Change in Cash		23,806		2,922
Cash—beginning of year		3,807		885
Cash—end of year	**$**	**27,613**	**$**	**3,807**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	7,771	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Earth Robotics Inc. was incorporated on August 20, 2020, in the state of Delaware. The financial statements of Earth Robotics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

We are a robotics company working to solve the current problem of the package overflow buildings are facing these days. We have recently launched an autonomous package delivery ecosystem, made up of an autonomous bot, elevator control system, user app, ground-level package storage, and charging center. The system can be deployed in both multi-dwelling residential buildings and commercial office campuses. Earth Robotics offers the possibility of making people's lives easier by bringing our robots into residential complexes, taking all package deliveries to a new level. Health and safety are the primary focus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Hardware	5 years
Equipment	5 years
Office equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Earth Robotics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from an autonomous package delivery ecosystem. The system can be deployed in both multi-dwelling residential buildings and commercial office campuses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $2,771 and $30,512, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed balance sheet in 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 140,672	$ 140,672	$ 140,672
Liabilities				
Current portion of lease obligation	-	21,737	21,737	$ 21,737
Lease obligation	-	107,749	107,749	$ 107,749
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	11,187	11,187	$ 11,187
Total	$ -	$ -	$ -	$ -

3. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Hardware	$ 233,292	$ 141,570
Equipment	15,589	15,589
Office equipment	12,709	12,709
Property and Equipment, at Cost	**261,590**	**169,868**
Accumulated depreciation	(94,676)	(42,358)
Property and Equipment, Net	**$ 166,914**	**$ 127,510**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $52,318 and $33,974, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Software	$ 88,132	$ 44,902
Patent	8,000	-
Intangible assets, at cost	**96,132**	**44,902**
Accumulated amortization	(14,346)	(4,733)
Intangible assets, Net	**$ 81,786**	**$ 40,169**

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $9,613 and $4,490, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (9,613)
2024	(9,613)
2025	(9,613)
2026	(9,613)
Thereafter	(43,333)
Total	**$ (81,786)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 362,106 shares and 100,000 Common Stock have been issued and are outstanding, respectively.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

						As of Year Ended December 31,	
SAFE(s)		Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes 2021	$	335,000	Fiscal Year 2021	not set	20%	$ 335,000	$ 335,000
Change in Fair Value						$ 27,917	$ -
Total SAFE(s)	**$**	**335,000**				**$ 362,917**	**$ 335,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Leases

In May of 2022, the Company entered into lease agreement with Las Mercedes Holding III, LLC for renting of business premises. The lease has original period expiring on May 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022	
Lease liability		
Beginning balance	$	-
Additions	$	140,672
Lease payments		(13,180)
Balance at end of period	$	127,492

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022	
2023	$	33,448
2024		35,120
2025		36,876
2026		38,720
2027		16,460
Thereafter		-
Total	**$**	**160,625**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(94,807)	$	(1,720)
Valuation Allowance		94,807		1,720
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(134,999)	$	(40,192)
Valuation Allowance		134,999		40,192
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $111,359, and the Company had state net operating loss ("NOL") carryforwards of approximately $23,640. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In 2022 Earth Robotics Inc it has being doing business with Friendots LLC a Company owned by Amir Emacha, a shareholder at Earth Robotics. Friendots it is a software development company that is helping Earth Robotics on his development of software. Earth Robotics paid to Friendots $43,000.00 in 2022.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 15, 2023, which is the date the financial statements were available to be issued.

In January of 2023, the Company declared a 20 for 1 forward stock split and the Company is now to authorize to issue 15,000,000 with a par value of $0.001 per share. As of March 15, 2023, 7,242,120 shares of Common Stock have been issued and are outstanding.

In February of 2023, 50,525 shares were issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.